CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this registration statement on Form S-8 of Alcon Laboratories, Inc. pertaining to the Alcon 401(k) Plan and Trust of our report dated June 19, 2009, with respect to the financial statements of the Alcon 401(k) Plan and Trust included in its Annual Report on Form 11-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/Whitley Penn LLP

Fort Worth, Texas
October 28, 2009